UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** Highland Lake Camp Inc.
2. **Form:** Corporation
3. **Jurisdiction of Incorporation/Organization:** Tennessee
4. **Date of organization:** August 12 2025
5. **Physical address of issuer:** 404 E. Hull Ave., Gainesboro, TN 38562
6. **Website of issuer:**
7. **Is there a co-issuer:** No
8. **Name of co-issuer:**
9. **Form:**
10. **Jurisdiction of Incorporation/Organization:**
11. **Date of organization:**
12. **Physical address:**
13. **Website:**
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering:

Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

2% of the total amount raised in the form of the securities offered in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Preferred Stock

21. **Target number of securities to be offered:** 400,000

22. **Price (or method for determining price):** $1 per share

23. **Target offering amount:** $400,000

24. **Oversubscriptions accepted:** [x] Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis [x] First-come, first-served basis □ Other – provide a description:

26. **Maximum offering amount:** $1,200,000

27. **Deadline to reach the target offering amount:** December 18, 2025

28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$400,000.00	$24,000.00	$376,000.00
Aggregate Maximum Offering Amount	$1,200,000.00	$72,000.00	$1,128,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

10/14/2025
Form C
Up to $1,200,000

Highland Lake Camp Inc. ("HLC," the "Company," "we," "us," or "our"), a Tennessee corporation, is offering up to $1,200,000 (the "Maximum Offering Amount") of Preferred Stock (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $400,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at:

https://marketplace.vicinityventures.co/offers/112

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has

made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

> (1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	400,000
Maximum amount of securities being offered	1,200,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for the site preparation, construction and operation of a rural resort. Further details found within in Use of Proceeds section.
Voting Rights	Holders of Preferred Stock vote together with holders of Common Stock on a one-vote-per-share basis on issues put before stockholders. Detailed description of voting rights found below and in Certificate of Incorporation

As part of this Regulation Crowdfunding Offering, Highland Lake Camp Inc. (the "Company") intends to raise up to $1,200,000 (the "Maximum Offering Amount") through the issuance of Preferred Stock (the "Securities"). The Minimum Offering Amount is $400,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

The Securities are being offered in minimum investment increments of $2,500.00. Each share of Preferred Stock will accrue a liquidation and distribution preference of 8% per annum. 80% of all dividends made by the Company will be made to the holders of

Preferred Stock until the holders of Preferred Stock have received distributions equal to $1 per share plus an 8% per annum preferred return (the "Preferred Redemption"). Following the occurrence of the Preferred Redemption, the Company will issue dividends to the Common Stock and Preferred Stock on a pro rata basis.

Proceeds from the Offering will be used primarily for the site preparation, construction and operation of the rural resort. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Shares

The Company will provide certain membership-based and investment size-based Bonus Shares to investor eligible at the time of their investment commitment. Bonus Shares are awarded in the form of additional shares of Preferred Stock issued automatically as part of an investors investment commitment, Bonus Shares will be rounded up to the nearest whole share and are issued on the same class and series of Preferred Stock and carry identical rights, preferences, and privileges as the purchased shares

Membership-Based Bonus Shares

VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus on the securities issued. This means their Securities will convert into a total number of shares/units equal to 110% of the amount otherwise issuable. *Example: if the Securities would be 1,000 shares/units, the investor's total amount of shares/units would be 1,100 shares/units for the same initial investment.*

Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus on the securities issued. This means their Securities will convert into a total number of shares/units equal to 105% of the amount otherwise issuable. *Example: if the Securities would otherwise be 1,000 shares/units, the investor's total amount of shares/units would be 1,050 shares/units for the same initial investment.*

Investment Size Bonus

Investor contributions of $100,000 or greater will receive a 2% bonus on the shares issued in addition to any other applicable bonuses.

Combination of Bonuses

Bonuses from different categories (membership-based, size-based, and timing-based) may be combined. For example, an active VentureSouth member investing $100,000 during the

first two weeks would receive a total bonus of 12% (10% membership + 2% investment size). However, investors are limited to one membership-based bonus at a time, and cannot stack VentureSouth and Vicinity Venture Club benefits together.

Bonus Shares are issued on the same class and series of Preferred Stock and carry identical rights, preferences, and privileges as the purchased shares. For the avoidance of doubt, Bonus Shares are provided for no additional consideration, represent an effective discount to the purchase price, and are rounded up to the nearest whole share. Fractional shares will not be issued.

Summary of Key Terms

The following section outlines key details about the type of stock being offered and how investor shares are determined. Full terms and definitions are provided in the Certificate of Incorporation for Highland Lake Camp Inc. and the Preferred Stock Subscription Agreement, which are included as exhibits to this Form C. Investors should review those documents for complete information on the rights, preferences, and conditions of the Company's Preferred Stock and Common Stock, noting that all securities sold through this offering will be issued as Preferred Stock under the Company's current charter.

Common Stock

Common Stock represents the standard ownership of Highland Lake Camp Inc. and is held by the Company's founders and management. Holders of Common Stock have ordinary voting rights and share in any remaining profits or distributions of the Company after all obligations to Preferred Stockholders have been met. Common Stock carries residual ownership and governance rights but ranks junior to the Preferred Stock in both dividend payments and liquidation proceeds.

Preferred Stock

Preferred Stock is the class of shares being offered to investors in this Regulation Crowdfunding raise. Each share has an Original Issue Price of $1.00 and carries an 8% annual preferred return on that original price, along with a liquidation preference that provides priority over Common Stock in the event of a sale or dissolution of the Company. Preferred Stockholders are entitled to the specific rights, preferences, and protections outlined in the Company's Certificate of Incorporation, including conversion and optional

repurchase provisions, but do not have any guaranteed voting control or redemption rights beyond those defined in that document.

Voting Rights

Except as otherwise required by the Tennessee Business Corporation Act or expressly provided in the Certificate of Incorporation:

- Holders of Preferred Stock vote together with holders of Common Stock on a pari passu basis, one vote per share.
- Holders of Common Stock, voting as a separate class, elect two (2) directors.
- The Board may designate one Investor Representative nominated by the directors to serve as a non-voting board observer representing the Preferred Stockholders.
- Certain corporate actions (liquidation, charter amendment adverse to Preferred rights, or creation of a senior class) require approval of the majority of outstanding Preferred Stock, as defined in the Charter

Dividend Rights

Each share of Preferred Stock accrues a preferred return of 8 percent (8%) per annum on the Original Issue Price of $1.00 (the "Preferred Return"). Distributions of available profits shall be allocated as follows:

- 80 percent (80%) of any dividend declared will be paid to holders of Preferred Stock and 20 percent (20%) to holders of Common Stock until each Preferred holder has received cumulative distributions equal to the Original Issue Price plus the Preferred Return (the "Redemption Amount").
- After payment of the Redemption Amount in full, all additional dividends or distributions will be shared pro rata among all outstanding Common and Preferred shares according to relative ownership.

Dividends are payable only when, as, and if declared by the Board of Directors, subject to Tennessee law.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution, winding-up, merger, consolidation, or sale of substantially all assets of the Company, the holders of Preferred Stock are entitled to receive, prior to any distribution to Common Stockholders, an amount per share equal to the Redemption Amount—that is, the Original Issue Price plus all accrued but unpaid Preferred Return. If the assets available for distribution are insufficient

to pay such amounts in full, they will be distributed ratably among the holders of Preferred Stock in proportion to the Redemption Amount otherwise payable to each.

Conversion Rights

The Charter grants holders of Preferred Stock the right to convert their shares into Common Stock at any time, at a conversion rate of one-for-one, subject to customary adjustments for stock splits, combinations, or recapitalizations. Preferred Stock may also be automatically converted into Common Stock upon the written consent of the majority of Preferred Stockholders or other conversion events provided in the Certificate of Incorporation.

Redemption Rights

Following payment to each holder of all accrued Preferred Returns and return of the Original Issue Price (collectively, the "Redemption Amount"), the Company may, at its sole discretion, elect to redeem or repurchase the outstanding shares of Preferred Stock in accordance with the procedures set forth in its Certificate of Incorporation.

If the Company elects to exercise this repurchase right, it must deliver written notice at least sixty (60) days in advance to all holders of Preferred Stock specifying the proposed repurchase date and the Repurchase Price.

The Repurchase Price per share will be determined pursuant to the formula contained in the Certificate of Incorporation, calculated as follows:

> (i) The Company's EBITDA for the most recently completed full calendar year prior to the notice of repurchase, multiplied by (ii) 20 percent (0.20), divided by (iii) the total number of shares of Preferred Stock then outstanding.

Within fifteen (15) days after receiving the notice, the Investor Representative (acting on behalf of the holders of Preferred Stock) may elect in writing to require that an independent third-party valuation be conducted by a mutually agreed qualified valuation firm to confirm the Repurchase Price.
 If such an independent valuation is performed:

- The resulting valuation shall be binding on both the Company and the holders for any repurchase consummated within twelve (12) months of the valuation date;

- The Company may elect not to proceed with the repurchase after receiving the valuation (in which case the Company bears the cost of the valuation); and

- If the Company proceeds with the repurchase, the cost of the valuation will be deducted from the aggregate Repurchase Price payable to the holders at closing.

All redeemed or repurchased shares will be immediately cancelled and retired upon payment of the Repurchase Price, and the Company may thereafter take appropriate corporate action to reduce the number of authorized shares of Preferred Stock accordingly.

There is no obligation for the Company to redeem any shares, and holders have no right to compel redemption. The repurchase right is purely discretionary and may be exercised by the Company only after the Redemption Amount has been fully satisfied.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the

committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Corporate Actions of the Issuer

Investors in this offering should understand that the Preferred Stock being offered provides limited rights and does not confer control over the management or strategic direction of Highland Lake Camp Inc. The Company's board of directors and existing holders of Common Stock, who currently control a majority of the voting power, will continue to make all material business, financial, and operational decisions.

As a result, investors will have no ability to influence or veto corporate actions, including but not limited to:

- electing or removing members of the board of directors;
- issuing additional shares of stock or creating new classes of equity that may dilute existing investors;
- authorizing or incurring new debt obligations or liens on Company assets;
- entering into related-party transactions or material contracts;
- approving mergers, acquisitions, or sales of significant assets;
- determining when, whether, or in what amounts dividends or distributions are declared; and
- amending the Company's governing documents, including the Certificate of Incorporation or Bylaws, where permitted by law or by the approval thresholds set forth therein.

Because the holders of Common Stock elect the majority of the board, they will effectively control the outcome of all matters requiring shareholder approval. Preferred Stockholders may have certain protective rights defined in the Certificate of Incorporation—such as approval requirements for actions that would materially and adversely alter the rights of the Preferred Stock—but those rights are limited and do not grant general decision-making authority.

Because securities are governed by the specific terms of the Certificate of Incorporation and the Subscription Agreement, the issuer cannot unilaterally alter the contractual rights of the Preferred Stockholders, but management retains broad discretion over all other aspects of corporate operation. Investors should therefore consider this investment as a passive, non-controlling ownership interest and recognize that the success of their investment depends entirely on the performance, integrity, and business judgment of the Company's management team and board of directors.

Certain tax considerations

The Company intends to treat the Preferred Stock offered in this raise as equity for U.S. federal income tax purposes. This determination is based on the Company's good-faith interpretation of applicable tax law but is not binding on the Internal Revenue Service (IRS) and may be subject to review or challenge. The tax consequences of acquiring, holding, or disposing of the Preferred Stock will vary depending on each investor's individual circumstances. Accordingly, this summary does not constitute tax advice, and investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations applicable to an investment in these securities, including the potential effects of future changes in tax laws.

Issuer Declarations

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned

Caleb Davidson	60%
Joshua Abbotoy	20%
New Founding Real Estate LLC	20%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: *Caleb Davidson*
Position: *President*
Dates: *8/12/2025 - Present*
Full-time or Part-Time: *Full time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Consultant / Project Manager at Accenture Nashville office   Jan 2022 - present

•Directed large-scale data migration and digital transformation initiatives.
•Oversaw multi-team project execution and stakeholder coordination.
•Developed operational processes, governance frameworks, and documentation standards.
•Oversaw testing, defect tracking, and change management activities.

Name: *Joshua M. Abbotoy*
Position: *Vice President and Secretary*
Dates: *8/12/2025 - Present*
Full-time or Part-Time: *Part time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location):

October 2022 - Present: Managing Director at New Founding LLC. Oversee strategic growth and fund strategy.

April 2024 - Present: Founder and CEO of Highland Rim Fund, a fund advised by New Founding Real Estate.

Education: *J.D., Harvard Law School; M.A., Catholic University of America; B.A., Union University*

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: *Caleb Davidson*
Position: *CEO*
Dates: *8/12/25 - Present*
Full-time or Part-Time: *Full time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Consultant / Project Manager at Accenture Nashville office   Jan 2022 - present

- *Directed large-scale data migration and digital transformation initiatives.*
- *Oversaw multi-team project execution and stakeholder coordination.*
- *Developed operational processes, governance frameworks, and documentation standards.*
- *Oversaw testing, defect tracking, and change management activities.*

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,200,000 shares
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	This Security cannot limit, dilute or qualify the Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	None

Amount outstanding	
Interest rate	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Joshua M. Abbotoy	Director	Lease Agreement (document can be found below as an exhibit)	$50k per year over the life of the lease

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount of Maximum Raised
Intermediary Fees	6.00%	$24,000	6.00%	$72,000
Developer Fee	5.00%	$20,000	5.00%	$60,000
Site Preparation & Infrastructure	45.00%	$180,000	15.00%	$180,000
Building Construction	44.00%	$176,000	46.67%	$560,000
Equipment	0%	$0	2.50%	$30,000
Contingency	0%	$0	7.00%	$90,000
Operating Capital	0%	$0	18.17%	$218,000

Total	100.00%	$400,000	100.00%	$1,200,000

Business Plan Description

Overview

Highland Lake Camp Inc. was founded to create a family-centered outdoor destination that blends recreation, rest, and tradition. Located on 500 acres in Jackson County, Tennessee, the property will feature modern cabins, RV sites, and year-round amenities designed for families, retirees, and outdoor enthusiasts. The project's mission is to offer a wholesome, faith-aligned environment where guests can disconnect from the noise of modern life and reconnect with what matters most—faith, family, and community.

Market Opportunity

Middle Tennessee is one of the fastest-growing regions in the country, projected to add more than one million residents over the next decade. Alongside that growth, outdoor recreation and short-stay lodging continue to see strong performance, with cabin and campground occupancy rates averaging 65–80% statewide. Yet, high-quality, family-oriented destinations remain limited. Highland Lake Camp is positioned to capture this underserved market by combining traditional campground experiences with resort-quality amenities and consistent service. The Company's development strategy emphasizes authenticity and accessibility rather than luxury pricing, offering an experience that resonates across generations.

Development and Operations

The project will be built in phases, beginning with site preparation, installation of infrastructure, and construction of approximately 25 fully equipped cabins and 20 RV sites. Amenities will include an indoor pool, an eight-acre stocked lake, hiking and biking trails, playgrounds, and community pavilions. The Company operates under a long-term ground lease for the property and will oversee both construction and ongoing operations, using a combination of in-house management and local contractors. Once complete, Highland Lake Camp will generate recurring revenue through cabin rentals, RV site reservations, and ancillary services such as event bookings and retail sales.

Management and Execution

The founding team brings a combination of real estate, legal, and operational expertise. Joshua Abbotoy, founder of RidgeRunner and managing partner of New Founding Real Estate, brings deep experience in land development and large-scale property management. Caleb Davidson, a Navy veteran and seasoned management consultant, serves as Chief

Executive Officer and oversees project execution, staffing, and guest operations. Together, they provide a balance of strategic vision, disciplined execution, and regional knowledge. The team is supported by advisors and local professionals experienced in hospitality development and construction management.

Revenue Model and Financial Outlook

Highland Lake Camp's business model is based on steady, recurring cash flow from accommodations and amenities, with additional upside from long-term appreciation and expansion. The Company projects that by Year 5 of full operations, the property will generate approximately $1.6 million in annual net operating income (NOI) and provide significant preferred returns and investor repayment. Ongoing reinvestment of profits will support expansion of additional cabins, recreation facilities, and event spaces, allowing the Company to scale operations and enhance long-term investor value.

Community and Growth Vision

Beyond financial performance, Highland Lake Camp is part of a broader regional vision to revitalize the Upper Cumberland area through sustainable development and community-focused projects. The camp will create local employment, increase tourism activity, and strengthen the area's reputation as a destination for wholesome recreation. The Company's long-term plan includes adding more lodging capacity, extending outdoor programs, and integrating with nearby attractions under the broader Highland Rim Project led by RidgeRunner and New Founding Real Estate.

FINANCIAL INFORMATION

The reviewed financial statements of the Company are attached as Exhibit D. There have been no material changes to the financial operations of the Company since September 30, 2025 the date of the financial statements.

Operations

The Company is a start-up company and has not conducted any business activity before the start of this offering.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,200,000 and are estimated (subject to change) as follows:

- Reg CF investment $1,200,000
- Other Sources: In the event that less than the full equity amount is raised in the Ref CF fundraise round, it is anticipated that landowner or an affiliate of landowner will provide financing to cover any shortfall necessary for the Company to commence operations.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/112.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

The Company is a newly formed growth-stage business with limited operating history.
Highland Lake Camp Inc. was incorporated in August 2025 and has not yet commenced full commercial operations. The Company has limited financial results or performance history upon which investors can base an evaluation. As a development-stage venture, the Company faces all of the risks and uncertainties inherent in establishing and operating a new business, including potential cost overruns, construction delays, regulatory compliance, and market acceptance. There is no assurance that the Company will achieve profitability or positive cash flow.

The Company's business model depends on the successful construction and operation of a new destination resort.
The Company's core business involves the development and management of a 500-acre outdoor recreation and lodging property in Jackson County, Tennessee. The business depends on completing infrastructure construction—including cabins, RV sites, an indoor pool, utilities, and roadways—on time and within budget. Any delay, permitting issue, or cost escalation could materially impact revenues and increase the need for additional capital.

The Company leases rather than owns the property on which it operates.
The Company's operations depend on a long-term ground lease with the property owner, which extends for 20 years and includes annual rent payments and a buyout formula upon expiration. Because the Company does not own the underlying land, it may be exposed to risks associated with lease renewal, termination, or buyout pricing. A default or dispute under the lease could result in the loss of access to the property and materially harm the Company's business.

The hospitality and outdoor recreation industries are highly competitive and sensitive to economic cycles.

Highland Lake Camp will compete with other campgrounds, cabins, RV parks, and regional resorts throughout Tennessee and surrounding states. Many competitors may have stronger brand recognition, greater access to capital, or established customer bases. In addition, the hospitality and travel industries are sensitive to changes in consumer spending, fuel prices, economic downturns, or public health events—all of which could reduce demand and occupancy rates.

The Company's financial projections depend on occupancy rates and consumer demand that may not materialize.

The Company's business plan projects occupancy rates consistent with regional averages; however, actual performance could differ significantly. Consumer travel preferences, weather conditions, competition, or unforeseen events could lower occupancy and delay profitability. There is no assurance that the Company's projections will be realized.

The Company is dependent on the continued service of its founders and management.

The success of Highland Lake Camp depends heavily on the experience, leadership, and vision of its founders—particularly Caleb Davidson, Chief Executive Officer, and Joshua Abbotoy, Vice President and Secretary. The loss of either principal could materially and adversely affect operations, relationships, and project execution. The Company does not currently carry key-person insurance.

The Company may experience construction delays or cost overruns.

The development of the Highland Lake Camp property involves significant construction work, including roads, cabins, RV sites, amenities, and utilities. Delays in obtaining permits, availability of materials, weather events, contractor performance, or cost inflation could cause the project to exceed its budget or completion schedule. These factors could delay revenue generation and require the Company to seek additional funding.

The Company is exposed to risks associated with construction and contractor performance.

The Company will depend on third-party contractors for site development and building construction. Failure of a contractor to perform as expected—due to insolvency, workforce issues, disputes, or negligence—could materially delay the project, increase costs, or result in defective work that must be repaired at additional expense.

The Company may face challenges obtaining or maintaining required permits and licenses.

Operation of the campground and related amenities requires numerous approvals from local and state authorities, including environmental, health, septic, and zoning permits. Any

delay in securing or maintaining such approvals could postpone operations or restrict certain planned activities, negatively affecting revenue.

Natural disasters, adverse weather, or other environmental factors could disrupt operations.
The campground is located in a wooded, rural area of Tennessee and will be subject to risks such as flooding, windstorms, tornadoes, or drought. Severe weather could damage cabins, RV sites, and infrastructure or cause temporary closure of the property. Climate conditions and natural events are unpredictable and could materially impact operating income.

The Company's operations may be affected by changing environmental regulations.
Hospitality and land-use operations are subject to evolving environmental regulations regarding waste management, water use, wildlife protection, and land preservation. Compliance with new or more stringent rules could increase costs or restrict the use or development of certain areas of the property.

The Company's property may not attract the level of visitor demand anticipated.
The business plan assumes that families, retirees, and outdoor recreation enthusiasts will visit the camp in sufficient numbers to achieve profitability. If actual demand falls below expectations due to changing travel habits, regional competition, economic downturns, or lack of brand awareness, revenue could be significantly lower than projected.

The Company's success depends on compliance with local, state, and environmental regulations.
Developing and operating a hospitality property involves numerous regulatory requirements, including building codes, health and safety standards, environmental laws, wastewater and septic permitting, and zoning restrictions. Non-compliance could result in fines, delays, or the inability to operate certain facilities.

Weather, natural disasters, and seasonal patterns could materially affect results.
Severe weather, flooding, or other natural events could damage facilities or disrupt operations. Additionally, while the camp will offer some year-round amenities, much of its business will remain seasonal, with peak occupancy during warmer months. Lower occupancy in off-season periods may impact profitability.

The Company's success depends on effective marketing and brand development.
Highland Lake Camp's ability to attract guests relies on building brand awareness, digital marketing effectiveness, and strong customer experiences. Marketing costs may exceed expectations, and failure to establish a recognizable, trusted brand could limit occupancy and revenue growth.

Insurance coverage may be insufficient.
The Company intends to maintain general liability and property insurance but cannot guarantee that coverage will be sufficient for all potential losses, especially those caused by natural disasters, accidents, or other unexpected events. Certain risks may be uninsurable or cost-prohibitive to insure.

An investment in the Company is speculative and involves a high degree of risk.
The Company's success is uncertain and depends on the achievement of its business objectives. Investors should be prepared to lose all or part of their investment. There can be no assurance of any return, and the Preferred Stock is suitable only for investors who can bear the risk of total loss and illiquidity.

Investors will not have control over Company operations.
Holders of Preferred Stock will have limited voting rights and will not participate in management or daily operations. Control of the Company will remain with the holders of Common Stock, primarily the founders. Investors should view this investment as a passive ownership interest.

The Company's valuation is based on management's assessment rather than established market metrics.
The pre-money valuation of $4.2 million was determined by the Company for the purposes of this offering and does not necessarily reflect an independent appraisal, market comparison, or third-party validation. The valuation may not bear any relationship to actual business performance or asset value.

Preferred Stock may be diluted by future equity issuances.
The Company may issue additional shares of Common or Preferred Stock in the future to raise capital or compensate employees. Such issuances could dilute existing investors' ownership percentages and economic rights.

Preferred Stock has limited liquidity and transferability.
There is no public market for the Company's securities, and none is expected to develop. Transfers are restricted by federal securities law for at least one year after issuance and may only occur under limited circumstances. Investors should be prepared to hold their investment indefinitely.

Preferred Stock may be redeemed at the Company's discretion only after certain conditions are met.
Under the Certificate of Incorporation, the Company may elect—but is not obligated—to repurchase Preferred Stock after all Preferred Returns and invested capital have been paid.

The repurchase price will be determined under the valuation process defined in the charter. Investors have no right to demand redemption.

No Assurance of Payment or Regularity of Preferred Return Distributions

Although the Preferred Stock provides for an 8% annual preferred return, payment of any dividends or distributions is entirely dependent on the Company's profitability, available cash flow, and the discretion of the Board of Directors. The preferred return does not represent a fixed or guaranteed interest payment, and there is no assurance that the Company will generate sufficient income to pay dividends in any particular period—or at all. Distributions may be delayed, reduced, or suspended if operating results, reinvestment needs, or financial conditions do not allow for payment. Investors should not expect regular or predictable payments and may never realize the full preferred return or recovery of invested capital.

The Offering is exempt from SEC registration and has not been reviewed by regulators.
This Offering is being conducted under the exemption provided by Regulation Crowdfunding. The securities have not been registered with the Securities and Exchange Commission or any state securities regulator. Investors will not have the benefit of regulatory review or oversight of the offering materials.

Future reporting obligations are limited.
As a Regulation Crowdfunding issuer, the Company is required to file only annual reports and limited updates with the SEC. These reports may contain less detail than those of a public company. There is no guarantee that the Company will continue reporting indefinitely or provide frequent updates.

Investors may face delays or uncertainty in realizing any return on investment.
Even if the Company is successful, distributions to Preferred Stockholders may take years to occur, and there is no assurance of a sale, merger, or liquidity event in the foreseeable future.

Economic downturns or changes in travel behavior could reduce demand.
Broader economic factors—such as inflation, fuel costs, or reduced discretionary spending—could materially reduce vacation travel and outdoor recreation spending, directly impacting occupancy and profitability.

Changes in laws or regulations could increase costs or restrict operations.
Future changes in environmental, zoning, labor, or hospitality regulations may increase compliance costs or restrict certain business activities.

Exhibits

A) Highland Lake Cabins Certificate of Incorporation
B) Highland Lake Cabins Subscription Agreement
C) HLC Lease Agreement
D) Reviewed Financials
E) HLC Pitch Deck
F) HLC Testing the Waters Page

Exhibit A- Certificate of Incorporation

CERTIFICATE OF INCORPORATION
OF
HIGHLAND LAKE CAMP INC.

(Pursuant to the
Tennessee Business Corporation Act)

Highland Lake Camp Corporation, a corporation organized and existing under and by virtue of the provisions of the Tennessee Business Corporation Act of the State of Tennessee (the "**Tennessee Act**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Highland Lake Camp Corporation, and that this corporation was originally incorporated pursuant to the Tennessee Act on August 12th, 2025.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions approving this Certificate of Incorporation of this corporation, declaring it to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be adopted as follows:

1 : The name of this corporation is Highland Lake Camp Inc. (the "**Corporation**").

2 : The address of the registered office of the Corporation in the State of Tennessee is 5865 Ridgeway Center Pkwy, Ste 395, Memphis, TN 38120. The name of its registered agent at such address is Corporate Creations Network Inc.

3 : The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Tennessee Act.

4 : The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 5,400,000. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 4,200,000 shares of authorized Common Stock, $.00001 par value per share ("**Common Stock**"), and 1,200,000 shares of authorized Preferred Stock, $.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2.   Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings).

B.   PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Preferred Stock.

1.   Dividends.

1.1   Initial Dividends. Each share of Preferred Stock shall accrue a preferred return of 8% on the Original Issue Price (the "**Preferred Return**"), beginning on the date of purchase of such share. Holders of Preferred Stock will be entitled to receive certain preferential dividends until such time as each holder of Preferred Stock has received, taking into account all prior dividends, a sum equal to the Original Issue Price *plus* the then-applicable Preferred Return (such amount, the "**Redemption Amount**"). Until each holder of Preferred Stock has received the applicable Redemption Amount, 80% of any dividend shall be paid to the holders of Preferred Stock and 20% of any dividend shall be paid to the holders of Common Stock. The "**Original Issue Price**" shall mean, with respect to the Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

1.2   Post-Redemption Dividends. After each holder of Preferred Stock has received the applicable Redemption Amount, any dividends shall be paid *pro rata* to the holders of Common Stock and/or Preferred Stock, based on each holder's respective ownership of Common Stock and Preferred Stock, divided by the sum of all issued shares of Common Stock and Preferred Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount per share equal to the Redemption Amount. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment to the holders of shares of Preferred Stock of the Redemption Amount, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock in accordance with Section 1.2.

3.   <u>Voting</u>.

3.1   <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes on pari passu basis with the holders of Common Stock.

3.2   <u>Election of Directors</u>.

(a)   The holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect two (2) directors of the Corporation.

(b)   One (1) stockholder of Preferred Stock shall be nominated by the other two (2) Directors to serve as a board observer (the "**Investor Representative**").

(c)   Any director elected as provided in <u>Section 3.2(a)</u> may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(d)   At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(e)   The "**Requisite Directors**" shall mean the Board of Directors.

3.3   <u>Preferred Stock Protective Provisions</u>. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the holders of the majority of outstanding Preferred Stock (the "**Requisite Holders**"):

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation or any other merger, consolidation, statutory conversion, transfer, domestication or continuance;

3.3.2   amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock;

3.3.3   create, or obligate itself to issue shares of, any capital stock unless the same ranks junior to or pari passu with the Preferred Stock with respect to its special rights, powers and preferences; or

3.3.4   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the

Corporation other than redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein.

4. <u>Final Repurchase</u>. At any time following payment of dividends equal Redemption Amount, the Corporation may effect a final redemption and repurchase of the Preferred Stock in accordance with this Section 4 (the "**Repurchase**"). The Corporation shall send a notice of the Repurchase 60 days in advance to all of the holders of the Preferred Stock indicating the date of the Repurchase and the price per share for the repurchase of Preferred Stock (the "**Repurchase Price**"), which shall be calculated as follows: (1) the valuation of the Corporation based on the EBITDA for the last full calendar year immediately prior to the date of the Repurchase *multiplied by* (2) 20% *divided by* (3) the number all outstanding Preferred Stock. For a period of fifteen (15) days following receipt of the Repurchase notice, the Investor Representative may elect in writing to cause the Corporation – with the approval of the Requisite Holders – to have an independent valuation performed by a qualified, independent 3rd party valuation expert mutually agreeable to the Corporation and the Investor Representative. In the event that a 3rd party valuation is performed, the value determined by the valuation firm will be valid and binding on any proposed Repurchase for a period of 12 months following the date of the valuation. Upon receipt of the 3rd party valuation, the Corporation will have the option not to proceed with the Repurchase, in which case the Corporation shall bear the costs of the valuation. If however the Corporation elects to proceed with the Repurchase, the cost of such independent valuation will be borne by the holders of Preferred Stock and netted from the total Repurchase Price otherwise payable to the holders of Preferred Stock at the time of the Repurchase.

5. <u>Officers.</u>

5.1 Offices. The officers of the Corporation shall consist of a Chief Executive Officer, a Vice President, a Secretary, and such other officers as the Board of Directors may from time to time appoint.

5.2 Appointment and Term. Officers shall be appointed by the Board of Directors and shall serve at the pleasure of the Board and until their successors are duly appointed and qualified or until their earlier resignation or removal.

5.3 Removal; Vacancies. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy occurring in any office may be filled by the Board of Directors.

5.4 Duties. The officers shall have such powers and perform such duties as may from time to time be prescribed by the Board of Directors, the Bylaws, or, in the absence of such prescription, the customary duties incident to the office held.

5.5 Current Officers. The current officers of the Corporation are: Caleb Davidson, Chief Executive Officer; and Joshua Abbotoy, Vice President and Secretary.

6. <u>Reserved</u>.

7. <u>Redeemed or Otherwise Acquired Shares</u>. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action

(without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8.   Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the Wyoming Act, and shall be deemed sent upon such mailing or electronic transmission.

5   : Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6   : Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

7   : Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8   : Meetings of stockholders may be held within or outside of the State of Tennessee, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Tennessee at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

9   : To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the Tennessee Act or any other law of the State of Tennessee is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Tennessee Act as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

5

10 : To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Tennessee Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted under the Tennessee Act.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

11 : The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, in addition to any other vote required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

12 : Unless the Corporation consents in writing to the selection of an alternative forum, the courts in the State of Tennessee shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Wyoming Act or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation.

13 : If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

3. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with the Tennessee Act.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on August 12th, 2025.

By: _____
       Caleb Davidson, its Chief Executive Officer

Exhibit B- Subscription Agreement

PREFERRED STOCK SUBSCRIPTION AGREEMENT

Dated as of <u>October   </u>, 2025

by and between:

HIGHLAND LAKE CAMP INC.

and

INVESTOR signatory hereto

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE

AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE PLATFORM MAINTAINED BY VICINITY CAPITAL, LLC OR IT AFFILIATES (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING INVESTOR’S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, AND ITS BUSINESS PLAN AND STRATEGY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENTS, CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS

IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TABLE OF CONTENTS

SCHEDULES

This SUBSCRIPTION AGREEMENT (this "Agreement") is entered into the "Effective Date" of the signature page hereto (the "Effective Date"), by and between:

(1)   Highland Lake Camp Inc., a corporation organized and existing under the laws of Tennessee (the "Company"); and

(3)   INVESTOR, as set forth on the signature page hereto (the "Investor").

Each of the foregoing is sometimes referred to herein as a "Party" and collectively as the "Parties."

RECITALS:

WHEREAS, the Parties desires to set forth the terms and conditions pursuant to which Investor will make an investment into the Company.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements contained herein and in the other Transaction Documents, the Parties agree as follows:

SECTION 1. DEFINITIONS

1.1   Definitions. As used in this Agreement, the following terms have the following meanings:

"**Action**" means any action, claim, complaint, charge, suit, investigation, petition, arbitral proceeding or other proceeding, whether civil, criminal or administrative, in Law or in equity.

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For purposes of this definition, "control" of a Person means the possession, directly or indirectly, of more than fifty percent (50%) of the voting securities of any Person.

"**Agreement**" has the meaning set forth in the Preamble.

"**Business Day**" means any day other than a Saturday, Sunday or other day on which commercial banks in Tennessee are required or authorized by Law to close.

"**Closing**" has the meaning set forth in Section 2.1.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute.

"**Company**" has the meaning set forth in the Preamble.

"**Company Business**" has the meaning set forth in the Company Agreement.

"**Contract**" means any legally binding contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract or mortgage.

"**Court Order**" means any judgment, decision, consent decree, injunction, award, ruling or order of any national, state, provincial, local court or foreign or Governmental Authority, department or authority that is binding on any Person or its property under Law.

"**Damages**" means all losses, Taxes, Liabilities, obligations, damages, lawsuits, deficiencies, claims, demands, costs and expenses (whether or not arising out of Third Party Claims), including interest, penalties, reasonable legal fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

"**Disclosure Schedule**" means the Disclosure Schedules attached to this Agreement.

"**Dollars**" or "**$**" means the lawful currency of the United States of America.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Financial Statements**" has the meaning set forth in Section **Error! Reference source not found.**.

"**GAAP**" means generally accepted accounting principles in effect in the United States of America as of any time of determination.

"**Governmental Approvals**" means any consent, approval, recording, registration, permit, license, franchise, concession, qualification, exemption or other authorization of any nature which is granted by any Governmental Authority.

"**Governmental Authority**" means any federal, state or local government of the United States or any state thereof, any political subdivision thereof, whether state or local, and any agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, including any arbitrator (public or private).

"**Indebtedness**" of any Person shall mean, at a particular time and without duplication: (a) all obligations of such Person for borrowed money (including lines of credit, term loans, mortgage loans, bonds (including surety bonds), debentures and notes), (b) all accrued but unpaid interest, redemption or prepayment premiums or penalties and any other fees and expenses relating to any of the obligations described in clause (a), and (c) capitalized lease obligations.

"**Law**" or "**Laws**" means any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority, including any Court Order.

"**Liability**" means any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

"**Organizational Documents**" means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, regulations, limited liability company agreement, operating agreement, certificate of limited partnership, partnership

agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the formation, organization or governance of a Person, including any amendments thereto.

"**Party**" and "**Parties**" has the meaning set forth in the Preamble.

"**Person**" means any natural person or any firm, partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trust, business trust, sole proprietorship, Governmental Authority or other entity or any division thereof.

"**Representatives**" means any agent, officer, director, member, principal, employee, consultant, advisor, counsel, accountant or financing source of a Person.

"**Securities Act**" means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**Tax**" or "**Taxes**" means (a) any federal, state, local or foreign net or gross income, gross receipts, sales, goods and services, use, ad valorem, business, transfer, franchise, license, withholding, payroll, employment, national insurance contributions, excise, severance, stamp, occupation, premium, production, personal property, real property, capital stock, profits, social security (or similar), unemployment, disability, registration, value added, estimated, alternative or add-on minimum Taxes, customs duties or other Taxes, fees, assessments, unclaimed property and escheat obligation, or charges of any kind whatsoever, together with any interest or any penalties, additions to Tax or additional amounts imposed by any Governmental Authority or other governmental pension plan premium or contribution or employment insurance premium or workers' compensation premium, (b) all Liability for the payment of any amounts of the type described in clause (a) as the result of being a member of an affiliated, consolidated, combined or unitary group, or as a transferee or successor and (c) all Liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (a) or (b).

"**Transaction Documents**" means, collectively, this Agreement and all documents and instruments ancillary hereto that are required to effect to the transaction contemplated hereby.

1.2   **Interpretation.** In this Agreement, unless the context otherwise requires:

1.2.1   words expressed in the singular shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter gender and vice versa;

1.2.2   references to Sections, Schedules, Exhibits, Preamble and Recitals are references to sections, schedules, exhibits, preamble and recitals of this Agreement;

1.2.3   this "Agreement" or any other agreement, document, statute, Law or regulation shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document, statute, Law or regulation as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

1.2.4   any reference to any Person shall include its successors and permitted assigns and, in the case of any Governmental Authority, any Person succeeding to its functions and capacities;

1.2.5   any reference to "this Agreement", "herein", "hereof" or "hereunder" shall be deemed to be a reference to this Agreement as a whole (which includes the Disclosure Schedules and Exhibits (until such time as the Exhibit are executed)) and not limited to the particular Section, Disclosure Schedule, Exhibit or provision in which the relevant reference appears;

1.2.6   "include", "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of similar import;

1.2.7   the words "hereof", "herein", "hereto" and "hereunder", and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

1.2.8   the word "or" will have the inclusive meaning represented by the phrase "and/or;" and

SECTION 2. SUBSCRIPTION

2.1   Subscription Process

2.1.1   The Company is offering 1,200,000 shares of its Preferred Stock (the "**Securities**") for $1.00 per share (the "**Purchase Price**") in a Regulation Crowdfunding offering (the "**Offering**"). All of the proceeds received by the Company in this Offering will be invested in the Company. The investor ("**Investor**") executing this subscription agreement (this "**Agreement**") hereby subscribes for and agrees to purchase the number of shares set forth on the signature page (the "**Subscription**") in the Company, on the terms and conditions described herein and in the Form C dated _____, 2025 (together with all exhibits, appendices and supplements thereto, the "**Offering Documents**"). Unless otherwise indicated, capitalized terms used herein shall have the meanings given to them in the Form C.

2.1.2   The Offering will conclude on December 18, 2025, or the date the Company has received $1,200,000 in subscriptions (the "**Maximum Amount**"), whichever occurs first (the "**Offering Deadline**").

2.1.3   The "**Total Subscription Price**" is $1.00 multiplied by the number of shares for which the Investor has subscribed.

2.1.4   The Offering may initially close when $400,000 is committed ("**Minimum Amount**").

2.1.5   It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this Subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when Investor has received a confirmation of closed investment notice from the crowdfunding portal (the "**Portal**"). Subscriptions need not be accepted in the order received. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the

shares to any person who is a resident of a jurisdiction in which the issuance of shares to such person would constitute a violation of the securities, "blue sky" or other similar laws of such. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.1.6   Upon execution of a counterpart signature page to this Agreement, Investor shall initiate a wire transfer to the Company, in immediately available funds, the purchase price equal to $1 per share of Preferred Stock of the Company to be acquired by the Investor as set forth on the signature page hereto (such amount, the "**Investment Amount**").

2.1.7   Upon receipt of the Investment Amount (the "**Closing**"), the Preferred Stock shall be immediately issued to the Investor. The Company shall update the books and records of the Company to reflect the Investor's ownership of the Preferred Stock purchased hereunder.

2.2   The Closing and Payment. The initial closing of the purchase and sale of the Securities shall take place at 11:59 PM Central Time on the Offering Deadline or at such earlier time as set by the Company (the "**Closing**"), subject to the following conditions:

2.4.1   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Minimum Amount.

2.4.2   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

2.4.3   The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved and their funds have cleared.

2.4.4   If the Minimum Amount has been accepted before the Offering Deadline, the Company shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a subscription agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Company will continue to accept commitments up to the Closing.

2.4.5   The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of subscribers.

2.4.6   Investor shall pay to the Company the Total Purchase Price at the time of entering into this Subscription Agreement. Investor may pay the Total Purchase Price by ACH, credit card, or wire transfer. Payment shall be submitted to Vicinity Capital, LLC or its affiliates (the "**Intermediary**") until such time that it is either refunded to Investor or released to the Company. If payment is never received by the Intermediary, Investor's subscription will be canceled.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise set forth in the Disclosure Schedules, the Company hereby represents and warrants that, as of the date hereof:

3.1   Due Organization and Authority. It is duly organized and existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its formation, with all the requisite corporate power and authority to (a) execute the Transaction Documents to which it is party and perform all of its obligations hereunder and thereunder and (b) own, lease and operate its assets and to conduct its business, in each case as currently conducted. It is duly qualified to do business and in good standing in each jurisdiction in which such qualification is required by applicable Laws, except as would not reasonably be expected have a material adverse effect.

3.2   Due Authorization. All corporate acts required to be taken by it to authorize the execution, delivery and performance of the Transaction Documents to which it is a party have been obtained.

3.3   Enforceability. This Agreement constitutes, and upon execution and delivery of the other Transaction Documents to which it is a party, the other Transaction Documents to which it is a party will constitute, its legal, valid and binding obligations, enforceable against it in accordance with the terms hereof and thereof, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in Law or at equity.

3.4   Non-Contravention. The execution, delivery and performance of the Transaction Documents by it: (a) do not and will not, and its performance of the terms and conditions hereof and thereof will not, conflict with or violate its Organizational Documents or any resolution of its stockholders or board of directors; and (b) do not and will not (i) violate any provision of Law or any Contract, any Court Order or any other instrument binding upon it (other than such violations as would result from the identity or legal or regulatory status of the Investor or its Affiliates), or (ii) give rise to a right of termination, cancellation, modification or acceleration of any material right or obligation or to any loss of any material benefit to which the Company is entitled, except as would not reasonably be expected to have a material adverse effect.

3.5   No Pending or Threatened Action. There is no material Action pending or, to its knowledge, threatened against the Company. There are no Actions pending or, to the Company's knowledge, threatened, by or against the Company which would reasonably be expected to affect the legality, validity or enforceability of this Agreement against the Company or the ability of the Company to consummate the transactions contemplated by this Agreement.

3.6   Compliance with Law.

3.6.1   There is no Action pending or, to its knowledge, threatened against the Company or with respect to (or that would otherwise be binding on) the Company, in each case, which would have a material adverse effect.

3.6.2   The Company is in compliance in all material respects with all applicable Laws.

3.7   Financial Statements. The Company has made available to the Investor each of the following: (a) the reviewed consolidated balance sheet of the Company as of [_____]   (the "**Balance Sheet Date**") and (b) the related unaudited statement of income of the Company for the six months ended of [_____].

3.8   Undisclosed Liabilities. The Company has no Liabilities that would be required under GAAP to be reflected or reserved against in a consolidated balance sheet of the Company, except for (a) Liabilities set forth in, reflected in, reserved against or disclosed in the Financial Statements and (b) Liabilities incurred in the ordinary course of business since the Balance Sheet Date.

3.9   Absence of Changes. Except as contemplated by this Agreement, from the Balance Sheet Date to the Effective Date, (a) the Company has conducted its business in the ordinary course of business consistent with past practices and (b) no Material Adverse Effect on the Company has occurred.

3.10   No Other Agreements. Except as set forth in the Transaction Documents, it is not a party to any Contract, absolute or contingent, with any Person to sell, assign, transfer or effect a sale, directly or indirectly, of any ownership, control or profit sharing interest in the Company.

3.11   Consents and Approvals. There are no consents, approvals, authorizations, notices to, or registrations with, any Governmental Authority or third Person required to be made or obtained by the Company in connection with the execution, delivery and validity of this Agreement and the other Transaction Documents to which it is a party, the performance by the Company of its obligations thereunder, or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

3.12   Indebtedness. The Company has no outstanding Indebtedness.

SECTION 4.   MISCELLANEOUS

4.1   Amendments and Modifications. The Parties agree that this Agreement will not be subject to change or modification except by an instrument executed in writing by each of the Parties.

4.2   No Waiver. Unless otherwise stated in writing, no failure or delay on the part of any Party in exercising any rights, powers or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other right, power or remedy hereunder. Failure on the part of a Party to complain of any act of any other Party or to declare any other Party in default, irrespective of how long such failure continues, will not constitute a waiver by the first Party of its rights with respect to that default until the applicable limitations period has expired.

4.3   Assignment; Third Party Beneficiary. This Agreement shall bind and inure to the benefit of the Parties hereto and their respective successors and legal representatives and permitted assigns. No Party shall assign its rights and obligations under this Agreement, without the prior written consent of the other Parties hereto and any such assignment contrary to the terms hereof shall be null and void and of no force and effect.

4.4   Governing Law; Arbitration.

4.4.1   This Agreement is made pursuant to and shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to the principles of conflict of laws thereof.

4.4.2   Any controversy or claim arising out of or relating to this Agreement, or any alleged breach hereof, or arising out of or relating to the Investor and the Company, shall be settled by arbitration conducted in accordance with this Section 4.4.

4.4.3   The Company and the Investor agree that any such controversy shall be submitted to a single arbitrator selected by the parties to the controversy. If the parties to the controversy are unable to agree upon a single arbitrator within thirty (30) days after one party notifies the other party it intends to initiate an arbitration proceeding pursuant to this Section 4.4, each party to the dispute shall select a representative for purposes of this Section 4.4.3. Those two representatives shall then select an arbitrator, who shall be the sole arbitrator for such arbitration. If for any reason those two representatives are unable to select an arbitrator within fifteen (15) days after their selection by the parties to the controversy, the sole arbitrator shall be selected by the American Arbitration Association (the "AAA") in accordance with its rules.

4.4.4   The arbitration shall be governed by the Commercial Arbitration Rules of the AAA, as amended and in effect on the date a demand for arbitration is filed with the AAA. The arbitrators' ruling shall be binding and conclusive upon the Company and the parties hereto. Any arbitration shall be conducted in Nashville, Tennessee, and judgment upon the award rendered may be entered in any United States District Court or state court in the State of Tennessee. All matters relating to such arbitration and the results thereof shall be confidential. The arbitrators may (but are not required to) award the prevailing party in the arbitration the right to reimbursement of attorney's fees from the other party, but under no circumstances may they award punitive or consequential damages.

4.5   Severability. If any provision contained herein is invalid, illegal or unenforceable in any respect under any Law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way. The Parties shall so far as practicable execute such additional documents in order to give effect to any provision hereof which is determined to be invalid, illegal or unenforceable.

4.6   Notices. All notices and other communications under this Agreement shall be in writing and delivered or sent by (a) hand or pre-paid post (or reputable overnight courier in the case of international service) or (b) electronic mail, in each case to the following applicable postal address or e-mail addresses:

If to the Company:

Highland Lake Camp Inc.
404 E. Hull Ave.
Gainesboro, TN
Attn: Caleb Davidson
Email: calebgdavidsonn@gmail.com

If to the Investor:

To the address on the signature page hereto.

All notices and other communications given to any Party in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt, in each case delivered or sent to Investor as provided in Section 4.6 or in accordance with the latest unrevoked direction from such Party given in accordance with Section 4.6. In the event that any notice under this Agreement is required to be made on or as of a day which is not a Business Day, then such notice shall not be required to be made until the next following Business Day.

4.7   Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior Contracts among the Parties with respect to the subject matter hereof, whether oral or written.

4.8   Public Disclosures. No press releases or other public announcements concerning the transactions contemplated by this Agreement shall be made by any Party without the prior consultation with, and agreement of, the other Parties (such agreement not to be unreasonably conditioned, withheld or delayed). The foregoing shall not prohibit any disclosure by a Party for any legally required communication.

4.9   Further Assurances. In connection with this Agreement and the transactions contemplated thereby, each Party will execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

4.10   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument.

4.11   Investor Representations.

(a)   Investor is a citizen of the United States and at least eighteen (18) years of age. Investor is a resident of the state set forth on the signature page hereto and is not acquiring Securities as a nominee or agent or otherwise for any other person.

(b)   The Investor has the legal capacity and full power and authority to enter into this Agreement and upon its execution and delivery, this Agreement will be a valid and binding obligation of the Investor. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the investment in the Company, and the Investor is able to bear the economic risk of such investment including the risk of complete loss.

(c)   The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance of the obligations hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Investor is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Investor. No suit, action, claim, investigation or other proceeding is pending or, to the actual knowledge of the Investor, after reasonable inquiry, is threatened against the Investor that questions the validity of this Agreement or any action taken or to be taken pursuant to this Agreement.

(d)   The Investor confirms that the Investor has been advised to consult with such Investor's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. The Company makes no representations or warranties with respect to the tax consequences of the terms of this Agreement.

(e)   The Investor has had access to such information concerning the Company as the Investor deems necessary to enable the Investor to make an informed decision concerning the acquisition of an interest in the Company.

(f)   The Investor understands that its interest in the Company has not been registered under the Securities Act or any securities law of any state of the United States or any other jurisdiction, in each case in reliance on an exemption for private offerings, and the Investor acknowledges that the Investor is acquiring an interest in the Company without being furnished any offering literature or prospectus on which such Investor may rely other than this Agreement.

(g)   The Investor is aware that (i) the Investor must bear the economic risk of investment in the Company for an indefinite period of time, possibly until final winding up of the Company, (ii) because the interest has not been registered under the Securities Act, there is currently no public market for its securities, (iii) the Investor may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the interest it holds in the Company, and (iv) the interest cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. The Investor also understands that sales or transfers of the interest are further restricted by the provisions of this Agreement and, as applicable, securities laws of other jurisdictions and the states of the United States.

(h)   The Investor is not an "Employee Benefit Plan" as defined in Section 3(3) of the United States Employee Retirement Income and Security Act, as amended (ERISA), that is subject to the provisions of Part 4 of Title I of ERISA, nor an entity that is deemed to be a "benefit plan investor" under the U.S. Department of Labor final plan assets regulation, 29 C.F.R. §2510.3-10, nor a "Plan" (as described in Section 4975(e)(1) of the United States Internal Revenue Code) that is subject to Section 4975 of the Code, including, by way of example only, individual retirement accounts and Keogh plans.

(i)   Neither the Investor nor any of its equity or beneficial owners has been subject to a Regulation D Rule 506(d) disqualifying event and is not subject to any proceeding or event that could result in any such disqualifying event.

(j)   The Investor acknowledges that (i) there can be no assurance that the Investor will receive distributions from the Company in an amount equal to its investment in the Company, (ii) the timing of profit realization, if any, is highly uncertain, (iii) the success of the Company's investments could be significantly impacted by changing external economic conditions, and (iv) an investment in the Company should only be considered if Investor can reasonably afford a loss of its entire interest.

(k)   The Investor hereby agrees to provide the Company with a current U.S. Internal Revenue Service Form W-9 or applicable form of W-8, and any other information as may be reasonably requested by the Manager for tax withholding and reporting purposes and compliance with applicable laws.

Signatures Appear on the Following Pages.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement on the day and year first above written.

THE COMPANY:

HIGHLAND LAKE CAMP INC.

By: _____

Name: Caleb Davidson

Title: Chief Executive Officer

INVESTOR:

_____

By: _____

Name:

Title (if applicable):

Preferred Stock Purchased:

Purchase Price: $

Notice address:

Exhibit C- Lease Agreement

Ground Lease Agreement

THIS GROUND LEASE AGREEMENT ("Lease") is made and entered into as of September 25, 2025, by and between:

- Lessor: Joshua Abbotoy ("Lessor"), whose mailing address is [insert address], and
- Lessee: Highland Lake Camp Inc. ("Lessee"), a Tennessee corporation with principal office located at 404 E. Hull Ave., Gainesboro, TN 38562.

1. Premises

Lessor hereby leases to Lessee approximately 500 acres of real property located at 8240 Jennings Creek Highway, in Jackson and Macon Counties of Tennessee (the "Premises"), as more particularly described in Exhibit A (Legal Description), together with rights of access, utilities, and use consistent with this Lease.

2. Term

The term of this Lease shall commence upon the Go Live Date (as defined below) and continue for twenty (20) years (the "Term"), unless earlier terminated or extended pursuant to this Lease. Beginning on the date that is 20 years after the Commencement Date, this Lease shall become a year-to-year Lease, renewing automatically unless either party notifies the other in writing, one year in advance, of a termination (and, in the case of Lessor, the Buyout Price is paid to Lessee on the date of Termination).

The Go Live Date shall be the date on which Highland Lake Camp holds a first closing on its fundraise, securing at least $400,000 in gross investment proceeds.

3. Rent

Lessee shall pay Lessor Fifty Thousand Dollars ($50,000.00) annually ("Base Rent"), payable in equal monthly installments of $4,166.67 in advance on the first day of each month, with the first month prorated for an partial month.

4. Lease

1. **Use of the Premises.**
   Lessee shall have the right to construct, operate, and maintain:
   - Up to 35 cabins,
   - Up to 20 recreational vehicle (RV) sites,
   - An indoor pool;
   - Ancillary infrastructure (roads, utilities, water, septic, support facilities , a camp store, a restroom laundry building, and pavilions),
   -Use of the lake for recreational boating and fishing, and ancillary structural improvements

related to those purposes, and
-Construction of woodland trails and unimproved comping sites

Lessee shall use the Premises solely for operating a recreational camp and related purposes.

2. **Utilities.**
   Lessee shall be solely responsible for arranging, installing, and paying for all utilities and services necessary for the operation of its business on the Premises, including but not limited to electricity, water, sewer/septic, propane, and internet/telecommunications. Lessor shall have no obligation to provide utilities.

3. **Compliance with Laws.**
   Lessee shall comply with all applicable federal, state, and local environmental laws, regulations, and ordinances in connection with its use of the Premises. Lessee shall not discharge, dump, or store hazardous substances on the Premises, and shall promptly remediate any environmental contamination caused by its operations, at its sole expense.

4. **Timber Rights.**
   All rights to timber, stone, minerals, and other natural resources on or under the Premises are expressly reserved to Lessor. Lessee shall not cut timber, harvest stone, or extract natural resources without Lessor's prior written consent, except as reasonably necessary for the construction and maintenance of Lessee's permitted improvements and trails.

5. **Hunting Rights.** Lessee and its customers shall have the right to use the Premises for recreational hunting, subject to compliance with all applicable laws and regulations. Lessor reserves for itself and its guests the right to hunt on the Premises in designated areas and at designated times, as agreed in advance by the parties. The parties shall coordinate in good faith to avoid conflicts in hunting activities.

5. Improvements

Lessee shall, at its sole cost and expense, construct the improvements described in Section 4.

All improvements shall remain the property of Lessee during the Term.

Upon expiration or termination of this Lease (except for a termination pursuant to the second paragraph of Section 11), Lessor shall purchase from Lessee all improvements for the Buyout Price determined in Exhibit C.

Any calculation of Buyout Price shall follow the verification procedures in Exhibit C. Lessor's obligation to make any Buyout payment shall be conditioned upon Lessee's compliance.

6. Maintenance and Repairs

Lessee shall, at its sole cost, maintain the Premises and all improvements in good condition and repair throughout the Term. Lessee shall ensure that the operations of its business shall be consistent

with industry standard for hospitality properties and shall not create a nuisance with excess trash or other nuisances that would interfere with Lessor's enjoyment of its reserved rights.

7. Taxes and Insurance

Lessee shall be responsible for all real estate taxes attributable to the Premises and all personal property taxes relating to improvements.

Lessee shall maintain commercial general liability insurance in amounts not less than $2,000,000 per occurrence, naming Lessor as an additional insured. Lessee shall maintain adequate liability insurance naming Lessor as an additional insured in the event that Lessee permits on of its customers to hunt on the Premises.

8. Compliance with Laws

Lessee shall comply with all applicable laws, ordinances, zoning codes, environmental rules, and other regulations affecting the Premises and its use.

9. Assignment and Subletting

Lessee shall not assign this Lease or sublet any portion of the Premises without Lessor's prior written consent, which shall not be unreasonably withheld.

10. Default

Failure of either party to comply with the terms of this Lease after thirty (30) days' written notice and opportunity to cure shall constitute a default, entitling the non-defaulting party to pursue remedies available at law or equity.

11. Termination and Surrender

This Lease shall remain in full force and effect during the Term, unless terminated by Lessee for convenience with 1 year's prior written notice or terminated by Lessor after material, uncured breach of this Lease by Lessee. For purposes of this Lease, a material, uncured breach shall be deemed to have occurred if at any time Lessee is delinquent on lease payments for four past months.

In the event that Lessee terminates for convenience, or Lessor terminates for cause, then this Lease shall be terminated and all improvements shall revert to the Lessor without any need to pay the Buyout Price.

Promptly upon the expiration of the Term, Lessee shall vacate the Premises, leaving all improvements in place, and receive payment from Lessor for improvements as provided in Exhibit C.

12. Force Majeure

Neither party shall be liable for any failure or delay in the performance of its obligations under this Lease (other than obligations to pay money) if such failure or delay is due to causes beyond its reasonable control, including but not limited to acts of God, fire, flood, storm, earthquake, epidemic, pandemic, war, terrorism, labor disputes, or governmental orders ("Force Majeure Event"). The party affected shall provide notice to the other within thirty (30) days of the occurrence of the Force Majeure Event, and the time for performance shall be extended for the period of the delay caused by the Force Majeure Event.

13. Miscellaneous

Governing Law: This Lease shall be governed by the laws of the State of Tennessee.
Entire Agreement: This Lease contains the entire agreement between the parties and may not be amended except in writing signed by both parties.
Counterparts: This Lease may be executed in counterparts, each deemed an original.

14. Reserved Rights of Lessor

Lessor shall retain the right of access to and use of certain designated portions of the Premises (the "Reserved Areas"), as mutually identified in Exhibit D (Reserved Areas Map), for the purposes of:
- Agricultural activities, including planting, harvesting, and grazing, and ancillary structures necessary for such agricultural activities;
- Construction, maintenance, or operation of now more than two (2) residences unrelated to Lessee's operations;
- Access to any retained utilities, rights-of-way, or easements benefiting Lessor's adjoining property.

Lessor's activities within the Reserved Areas shall not materially or unreasonably interfere with Lessee's use and enjoyment of the Premises. The parties shall cooperate in good faith to schedule and coordinate their respective activities to avoid conflicts. Lessor shall provide Lessee with not less than ten (10) days' notice of any significant construction or agricultural operations.

Signatures

Lessor:



Signed by:
Joshua Abbotoy
1C372FCCD02845A...
Joshua Abbotoy

Lessee:

Highland Lake Camp Inc.

Signed by:

By: _____

2A3C53FAE0474E3...

Name: Caleb Davidson

Title: CEO

Exhibit A – Legal Description of Premises

(To be attached by survey or deed reference.)

Exhibit B – Site Plan

(To designate approved locations for cabins, RV sites, and infrastructure.)

Exhibit C – Buyout Calculation

6. Basis of Valuation:

   At expiration or earlier termination, Lessor shall purchase from Lessee all improvements for the Buyout Price.

   The Buyout Price shall equal the average of the net revenues earned by Lessee from operations during the three most recently completed fiscal years preceding termination, capped at $1,500,000.

7. Definitions:

   Gross Revenues = All revenues actually received by Lessee from camp operations (excluding taxes, insurance proceeds, financing).
   Three-Year Average = Sum of revenues from last 3 years ÷ 3.

8. Example Calculation:

   Year 18 = $1.2m; Year 19 = $1.4m; Year 20 = $1.0m → Avg = $1.2m → Buyout = $1m (capped).

9. Payment Mechanics:

   Buyout Price payable within 90 days of expiration. Lessee must provide audited or certified financial statements.

10. Verification of Revenues:

    Lessee must provide audited or reviewed CPA financials. Lessor may commission an independent audit within 12 months. If discrepancy >5%, Lessee pays audit cost and Buyout adjusts accordingly.

Exhibit D – Reserved Areas Map

(To be attached showing areas Lessor retains for agricultural and residential use.)

Exhibit D- Reviewed Financials

Highland Lake Camp Inc.

Financial Statements

September 30, 2025

Table of Contents



Independent Accountant's Review Report

Caleb Davidson
Highland Lake Camp Inc.
Gainesboro, TN

We have reviewed the accompanying financial statements of Highland Lake Camp Inc. (the Company), which comprise the balance sheet as of September 30, 2025, and the related statement of operations, statement of stockholders' equity, and statement of cash flows from August 12, 2025 (inception) to September 30, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

_____
Jesse Waldman, CPA

Hartsville, Tennessee
October 14, 2025

Highland Lake Camp Inc.
Balance Sheet
As of September 30, 2025

		2025
Assets		
Current Assets	$	
Total Current Assets		
Noncurrent Assets		
Intangible assets		100
Total Noncurrent Assets		100
Total Assets	$	100
Liabilities and Stockholders' Equity		
Liabilities	$	
Total Liabilities		
Stockholders' Equity		
Common stock		(100)
Total Stockholders' Equity		(100)
Total Liabilities and Stockholders' Equity	$	(100)

Highland Lake Camp Inc.
Statement of Operations
For the period ended September 30, 2025

Revenues	
Cost of revenues	
Gross profit	
Operating expenses	
Operating income	
Other (income) expense	
Net Income	

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.


Highland Lake Camp Inc.

Statement of Stockholders' Equity

For the period ended September 30, 2025


	Common Stock		Total Stockholders' Equity	
Balance at August 12, 2025		-		-
Issuance of 4,200,000 shares of common stock upon inception	$	100	$	100
Balance at September 30, 2025	$	100	$	100

Highland Lake Camp Inc.
Statement of Cash Flows
For the period ended September 30, 2025

		2025
Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities		
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	$	(100)
Total Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		(100)
Net cash used in operating activities		(100)
Net cash provided by investing activities		-
Cash flows from financing activities		
Contributions from member		100
Net cash provided by financing activities		100
Net change in cash, cash equivalents, and restricted cash		-
Cash and cash equivalents at end of year	$	-

See independent accountant's review report
The accompanying notes are an integral part of these financial statements.

Highland Lake Camp Inc.
Notes to the Financial Statements
For the period ended September 30, 2025

1. **Summary of Significant Accounting Policies**

   a. **Organization**

   Highland Lake Camp Inc. (the Company) was formed and organized as a Tennessee corporation on August 12, 2025 and shall continue until dissolved as provided in the corporate charter (the Agreement). The Company's shareholders are New Founding Real Estate LLC, Josh Abbotoy, and Caleb Davidson (the Shareholders). Provisions of the Agreement describe the value of capital contributions, fundraising efforts, uses of cash flows, allocation of operating profits and losses, and the payout of dividends of the Company.

   The Company was formed to lease, develop and operate a 500-acre recreational club located in Gainesboro, Tennessee (the Property). On September 29, 2025, the Company entered into a contingent 20-year ground lease for the Property for an initial price of $50,000 per year payable in equal monthly installments of $4,166.67.

   b. **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   d. **Investment in Real Estate**

   Investment in real estate includes leasehold improvements, land improvements, buildings and improvements, furniture, fixtures and equipment, and construction in progress., which are recorded at the cost of acquisition or construction.

Highland Lake Camp Inc.
Notes to the Financial Statements
For the period ended September 30, 2025

1. **Summary of Significant Accounting Policies (Continued)**

   d. **Investment in Real Estate (Continued)**

   Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

   Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Buildings	39 years
Building improvements	15 years
Leasehold improvements	15 years
Land improvements	15 years
Furniture, fixtures and equipment	5 years

   Depreciation for the period ended September 30, 2025, was $0. Expenditures for maintenance and repairs are expensed as incurred; major renewals and betterments that extend the economic useful lives of the assets are capitalized.

   e. **Impairment of Long-Lived Assets**

   Long-lived assets are reviewed for impairment whenever management believes that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that the carrying value is determined to be unrecoverable, an impairment loss is recognized through a charge to expense. The Company does not believe that impairment indicators are present, and accordingly, based on this assessment, no further impairment analysis was performed.

   f. **Cash and Cash Equivalents**

   The term cash, as used in the accompanying financial statements, includes currency on hand and demand deposits with financial institutions. The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. Noninterest-bearing accounts are aggregated with any interest-bearing deposits, and the combined total is guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Highland Lake Camp Inc.
Notes to the Financial Statements
For the period ended September 30, 2025

1. **Summary of Significant Accounting Policies (Continued)**

    g. **Revenue Recognition**

    After commencing, the Company's operations will consist primarily of membership dues and short-term rentals of recreational structures and spaces. Revenue will be recognized in the period it is earned which generally will be upon substantial completion of the contractual obligations of the Company. Operations had not commenced as of the date of this report.

    h. **Income Taxes**

    Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts, computed using enacted tax rates, attributable to temporary differences between carrying amounts and tax bases of assets and liabilities and to carryforwards of tax deductions or credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

    The Company recognizes the tax benefit from an uncertain tax position only if it is "more likely than not" that the tax position would be sustained on examination by the taxing authorities, based upon the technical merits of the position. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon examination. Interest and penalties related to unrecognized tax benefits are classified as income tax expense.

    i. **Subsequent Events**

    The Company's management evaluated events that occurred after September 30, 2025 through October 14, 2025, the date when the financial statements were available to be issued.

2. **Income Taxes**

As of the date of the financial statements the Company has not commenced operations. As such, no tax liability or benefit has been generated.

Highland Lake Camp Inc.
Notes to the Financial Statements
For the period ended September 30, 2025

3. Related Party Transactions

The Company has entered into a contingent ground lease with Josh Abbotoy, one of the Shareholders of the Company. The contingent ground lease is for the 500 acres of land that the Company intends to develop for recreational uses.

The contingent ground lease is for a term of 20 years and provides for the development cabins, recreational vehicle sites, woodland trails, and other recreational structures necessary for the operation of the Company. Following the 20 year lease period, the contingent ground lease converts into a year-to-year lease.

The lease has been legally executed and is binding, but is contingent upon the success fundraising efforts of the Company. The contingent lease is not available to be executed until the Company has raised $400,000, upon which the lease will commence. As of the date of this report the Company has raised $0 of the required $400,000, thus the contingent lease has not commenced and is not legally enforceable. The terms of the contingent lease are further described in Note 1.

Josh Abbotoy is a 20% shareholder in the Company, and is also the managing partner of New Founding Real Estate, LLC which is a 20% shareholder of the Company.

Exhibit E- Pitch Deck

Highland Lake Camp

Old style recreation-based family campground located in Jackson County, Highland Rim, Tennessee

Presented by:
Caleb Davidson, CEO

Josh Abbotoy, Landowner/Advisor



Meet the team



Caleb Davidson
Operator



Joshua Abbotoy
CEO Ridge Runner

Caleb Davidson is a Navy veteran and seasoned management consultant with more than a decade of leadership and project management experience. He has worked with major brands including Nike and UnitedHealthcare, as well as state agencies. Caleb grew up in East Tennessee, where he developed a lifelong passion for the outdoors. He now lives in Whitleyville with his wife and three children.

Personal landowner of the Highland Lake Camp site and the CEO of RidgeRunner, a real estate development fund with thousands of acres under management. A private equity lawyer by training, Josh is focused on revitalization and economic growth across Tennessee and Kentucky. He lives in Gainesboro with his wife and four children.



Overview

Highland Lake Camp is a premier family vacation destination on an unspoiled 500-acre parcel in central Tennessee's Highland Rim, offering a family-first recreation-based retreat. The campground features 25 cabins and 20 RV spots with full hookups and will cater to families, retirees, and nature enthusiasts.



INDOOR POOL
LAKE TRAIL
RIDGETOP TRAIL
PAVILLION, PLAYGROUND & POND
CAMP STORE
CABINS
PARKING
DOG PARK
PARK & TRAILS
CABINS
CAMP SITES

25 cabins



20 RV

Investor Returns

- Raise Goal– $1 Million
- Pre–money valuation: $4.2M
- Liquidation Pref: 1x
- Minimum Investment: $2,500
- Payments will be in the form of an 80/20 split towards investors until return of capital + pref at 8%
- Pro Rata after return of pref

Investor Returns Example

Investment Amount	$100,000
Year	Distributions
2026	$11,866.47
2027	$27,874.24
2028	$39,631.19
2029	$50,139.48
2030	$21,317.10
2031	$31,290.24
2032	$294,877.74
IRR	35%
Equity Multiple	4.77



Key Amenities

Key amenities include a 1,500 sq. ft. indoor pool, 800 sq. ft. office/welcome center with store, 600 sq. ft. bathhouse/laundry, 1,500 sq. ft. playground, dog park, a 2-acre pond (canoeing, fishing), miles of woodland trails (hiking, biking), and a 8 acre lake.

Key amenities include:



1,500 sq. ft. indoor pool



8 acre lake and small pond for swimming, fishing, kayaking, and boating



1,500 sq. ft. playground



Miles of hiking trails



Mission, Vision, and Background



Mission
Deliver a family-first retreat fostering connection and recreation through tasteful accommodations and recreational activities.

Vision
Become the premier family campground in the Highland Rim, known for its family-friendly values, quality facilities, and year-round amenities.

Background
Highland Lake Camp is a partnership among New Founding Real Estate, Joshua Abbotoy (CEO, RidgeRunner), and Caleb Davidson, a military veteran operator with extensive project management experience.





Objectives




Complete construction in 12 months, fully operational in 2026.


Preferred investor repayment in years 1-5.


Achieve 68-77% cabin and 65-75% RV occupancy.


Scale up to $1 million in annual NOI by Year 5.





Market Analysis



Demand Drivers

- Parents desire the wholesome vacation experience they will enjoy year after year. Highland Lake Camp is uniquely positioned to meet this demand. Given this differentiation we expect to perform at the high end of regional hospitality averages, drawing on demand from rapidly growing Middle Tennessee (estimated to add one million people over the next ten years).

- Tennessee's Highland Rim is a growing tourism hub (hiking, fishing), with 70–80% cabin and 55–65% RV occupancy regionally (KOA 2024, ARVC).

- Indoor pool boosts occupancy by 5–15%, particularly in winter (10–20%) and mid-week school-year periods (5–10%).

Target Market

- Cabins: Families with children (60%), couples/retirees (30%), remote workers (10%), seeking weekend, summer, and school-break getaways, with mid-week school-year stays.

- RV Spots: Retirees/empty nesters (60%), full-time RVers (20%), families (20%), prioritizing mid-week and off-season travel.



Market Analysis Cont.

Market Differentiation

- HLC boasts extensive hiking and biking trails, fishing, canoeing and other outdoor activities, along with an indoor pool – features that comparable regional campgrounds lack.
- HLC is part of New Founding Real Estate's larger Highland Rim Project, leveraging their substantial standing to draw both investors and clientele.

- HLC's "Ground Rules" ensure a unique vacation environment maximally welcoming to families, preventing exposure to immodest swimwear, loud disturbances, foul language, and public intoxication, making it a unique provider in the market.





Operational Plan

Facilities and Amenities

- 25 cabins (432 sq. ft., kitchen, bathroom, AC, 2–6 guests).
- 20 RV spots (water, sewer, 30/50–amp electric).
- Amenities: 1,500 sq. ft. indoor pool, 800 sq. ft. office/store, 600 sq. ft. laundry/bathhouse (2 washers/dryers), 1,500 sq. ft. playground, 0.5–acre dog park, 5 miles trails, 4 acres landscaping.

 Hiking trails

 Playground

 Washers and dryers

 Store / office

 .5 acre Dog park

 Bathhouses

Operational Plan Cont.



 500-acre parcel in Jackson County, TN

Staffing

Year 1 Operator duties: Manager/front desk ($60,000), Maintenance / Housekeeping ($60,000); Total: $120,000

Operations

- Open year-round, with peak summer (85–95% occupancy) and lower winter (35–60%).
- Check-in via office or remotely, supported by online booking (Airbnb, Vrbo, campground website).
- Maintenance: Daily cabin cleaning, groundskeeping, RV hookup checks, pool/bathhouse upkeep.



Operational Plan Cont.

Marketing, Expansion, and Reinvestment

- Channels: Social media, Airbnb, Vrbo, Good Sam, email campaigns, local and state tourism boards.

Strategies:

- Cabins: Target families (weekends/summer) and retirees/remote workers (mid-week school year) with mid-week discounts and discounts for extended stays.
- RV Spots: Focus on retirees via RV park listings, offering extended-stay and mid-week discounts.
- Budget: $10,000 Year 1, rising to $11,038 by Year 5.

Expansion and Reinvestment

- Operator and Landowner anticipate aggressive reinvestment of free cashflow to increase guest capacity and develop additional revenue streams, creating potential for even faster return of capitol and higher IRR.

Assumptions



Revenues

Occupancy
- Cabins: 68% (Year 1), 72.5% (Year 2), 75% (Year 3), 77% (Years 4–5).
- RV Spots: 65% (Year 1), 70% (Year 2), 72.5% (Year 3), 75% (Years 4–5).
- Tents: 30% (Years 1–5).

Equipment Rentals
$40,000 (Year 1) to $46,794 (Year 5), 4% annual increase.

Store / Gift Shop
$40,000 (Year 1) to $46,794 (Year 5), 4% annual increase.

Cost per night

Cabins - $150	RV - $75	Tents - $25





Expenses

- ## Year 1

  $262,000 ($25,000 utilities/maintenance, $80,000 labor contingency, $20,000 insurance, salary $120,000).

- ## Year 2-5

  2.5% annual increase for most categories.



Feasibility Analysis



Strengths







Occupancy Stability: The indoor pool drives year-round 68–77% cabin and 65–75% RV occupancy averages.

Financial Performance: $2,884,413 NOI (Years 1–5) supports repayment and reinvestment.

Repayment: 80% of NOI (Years 1–5).

Challenges

Investment Scale: Recruiting sufficient investment for project success.

Occupancy Risk: Mid-week school-year occupancy (40–50% cabins, 45–55% RV) depends on sustained demand.

Optimization

Boost mid-week occupancy

- Offer $120/night mid-week school-year cabin discounts for retirees/remote workers (+5% occupancy, ~$15,000/year).
- Host off-season events (e.g., winter stargazing, fall hikes, fall festivals) to reach 45-50% mid-week cabin occupancy (+$30,000/year).

Increase RV demand

- Target retirees via Good Sam and RV forums, aiming for 50% mid-week school-year RV occupancy Year 1 (+$10,950/year).
- Offer multi-night RV discounts (e.g., 5 nights for $325, +$5,000/year).

Risk Mitigation

- Investment Shortfall: If investment lags Ridge Runner will step in to bridge the investment gap.
- Construction Overruns: $79,400 contingency covers unexpected costs.



Conclusion

Highland Lake Camp combines 25 cabins, 20 RV sites, an all-weather indoor pool, camp store, equipment rentals, and an 8-acre lake into a diversified and resilient revenue model. Multiple income streams reduce risk and extend profitability across all seasons, while the camp's unique cultural positioning and broad range of family-focused amenities enhance occupancy and drive repeat visitation. These factors create a stable demand base and position Highland Lake Camp to deliver consistent, long-term investor returns.



Thank you
for considering
Highland Lake Camp



Exhibit F- Testing The Waters Page







Highland Lake Camp

Regulation Crowdfunding

01:51

Highland Lake Camp Preferred Equity Round
Raise Goal: $1 Million
Pre-money Valuation: $4 Million
Preferred Return: 8%

INDICATE INTEREST

Start Date October 1, 2025

End Date November 15, 2025

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

The Deal Shop Talk Local Buzz



INDICATE INTEREST

Our Story
Overview
Investment Summary
Our People
Documents
Risks

Why fund our local story

Across generations, families have turned to the outdoors as a place to connect and recharge.

Highland Lake Camp carries that tradition forward—offering a retreat where fathers teach their children to fish, friends gather after

Disclosures

a day on the trails, and families build memories that stand the test of time.

But this is more than a short escape. It's a destination where people can disconnect from the noise of modern life and reconnect with what matters most.

Located on 500 acres in Tennessee's Highland Rim, the camp is designed as a family-first destination that blends recreation, rest, and tradition. Cabins, RV spots, and year-round amenities like an indoor pool, hiking trails, and a fishing lake create the backdrop, but the true vision goes far beyond the structures.

Highland Lake Camp is designed to be an honest, natural, and safe retreat where connection, play, and community thrive. For investors, it represents the chance to support a project rooted in faith, family, and the long-term growth of a region on the rise.



Overview

Highland Lake Camp was founded with a clear purpose: to provide a wholesome, recreation-based family retreat that stands apart in today's travel market.

At the heart of the project are 25 cabins and 20 RV spots, supported by year-round amenities. Guests will swim in the heated indoor pool, hike and bike woodland trails, fish on the eight-acre lake, and enjoy spaces built for families—from playgrounds to a dog park.

From family weekends to long-term retiree stays, the camp will offer something for everyone looking to unplug and enjoy the outdoors:

- 25 cabins with kitchens, bathrooms, and climate control

- 20 RV sites with full hookups

- Year-round amenities including indoor pool, playgrounds, trails, and fishing lake



The Opportunity

Middle Tennessee is one of the fastest-growing regions in the country, expected to add more than one million people in the next decade. Alongside this growth, families are looking for the type of vacation experience they remember from their childhood: unplugged, outdoors, and rooted in tradition.

Highland Lake Camp is built to meet that demand.

Regional averages already show strong performance, with cabins at 70–80 percent occupancy and RV sites at 55–65 percent. With its unique set of amenities, including an all-weather indoor pool, Highland Lake Camp is projected to exceed those benchmarks and become the premier family campground in the Highland Rim.

Why Invest

Investors in Highland Lake Camp are joining more than just a business venture. They're fueling a movement toward wholesome, natural and family-centered hospitality that has both cultural and financial upside.

By Year 5, HLC projects $1.6 million in annual NOI and repayment of $2.6 million to investors. Expansion is already built into the model, with reinvestment of free cash flow driving future growth and higher returns.

The leadership team brings proven execution: a Navy veteran operator with deep project management experience and a real estate developer with thousands of acres under management.

The camp will also stand out in its willingness to innovate, including the acceptance of both traditional payments and Bitcoin. This combination of nostalgia and forward-thinking strategy creates a unique, resilient opportunity.



The Market

The campground industry is thriving nationwide, with strong regional demand across Tennessee. Families make up about 60 percent of cabin stays, while retirees and couples account for another 30 percent. Remote workers, an emerging segment, round out the market.

On the RV side, retirees drive 60 percent of bookings, with full-time RVers and traveling families making up the rest.

Highland Lake Camp is designed to serve all of these audiences:

- Families, retirees, and remote workers drive cabin demand

- Retirees and full-time RVers sustain RV occupancy

- Indoor pool extends occupancy during off-peak months

Location

The camp sits on 500 acres in Jackson County, Tennessee, in the heart of the Highland Rim. Known for its natural beauty, trails, and fishing, the Highland Rim is already a regional tourism hub. The site also benefits from Middle Tennessee's population surge, placing Highland Lake Camp within reach of one of the country's fastest-growing markets.

The property is part of the larger Highland Rim Project by RidgeRunner and New Founding Real Estate, which is committed to revitalization and long-term regional growth. This adjacency creates synergies with both vendors/contractors, as well as with customers.

This is more than a campground. It's part of a broader vision for revitalization and growth in the Upper Cumberland area.

- 500-acre site in Jackson County, TN

- Positioned within a growing tourism hub

- Part of New Founding Real Estate's larger Highland Rim Project



Market Potential

Construction is slated for completion in 2026, with Highland Lake Camp opening for full operation in 2026.

By Year 5, NOI is projected at $1.07 million, with $1.53 million in investor repayment. Post-Year 5, the strategy calls for aggressive reinvestment into new cabins, amenities, and revenue streams.

The goal is not just to meet projections, but to create sustained growth that expands capacity, increases stability, and drives long-term investor returns.

Investment Summary

Preferred Equity Round Terms:

Raise Goal- $1 Million

Pre-money valuation - $4M

Liquidation Pref - 1x

Minimum Investment = $2,500

Payments 80/20 split towards investors until return of capital + pref
Pro Rata after return of pref



Bonus Shares

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional Bonus Units equal to ten percent (10%) of the number of Class B Membership Units purchased in this Offering. For example, an eligible VentureSouth member purchasing 1,000 units would receive an additional 100 Bonus Units at no additional cost.

- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Bonus Units equal to five percent (5%) of the number of shares purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 1,000 units would receive an additional 50 Bonus Units at no additional cost.

Investors may not combine membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify. Bonus Units will be issued on

the same terms as purchased Units, except that the purchase price for Bonus Units will be deemed to be $0.00 and such Units will not represent additional capital contributions.

Our People



Josh Abbotoy, Founder

Josh Abbotoy personally owns the land designated for Highland Lake Camp and is the CEO of RidgeRunner, a real estate development fund with thousands of acres under management. A private equity lawyer by training, Josh is focused on revitalization and economic growth across Tennessee and Kentucky. He lives in Gainesboro with his wife and four children.



Caleb Davidson, Founder

Caleb Davidson is a Navy veteran and seasoned management consultant with more than a decade of leadership and project management experience. He has worked with major brands including Nike and UnitedHealthcare, as well as state agencies. Caleb grew up in East Tennessee, where he developed a lifelong passion for the outdoors. He now lives in Whitleyville with his wife and three children.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



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Greenville, SC29605

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